FULBRIGHT & JAWORSKI L.L.P.

A REGISTERED LIMITED LIABILITY PARTNERSHIP
666 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
WWW.FULBRIGHT.COM

JOHANNES K. GÄBEL
PARTNER
JGABEL@FULBRIGHT.COM

DIRECT DIAL: (212) 318-3072
TELEPHONE: (212) 318-3000
[redacted] (212) 318-3400

June 20, 2008

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Susan Min
Securities and Exchange Commission
100 F Street NE, Room 3628
Washington, D.C. 20549

Re: ~~FJH AG~~ FJA AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our last submission, enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

7/14

HOUSTON • NEW YORK • WASHINGTON DC • AUSTIN • DALLAS • LOS ANGELES • MINNEAPOLIS • SAN ANTONIO
DUBAI • HONG KONG • LONDON • MUNICH • RIYADH

FILE NO. 82-5077

FJH

The FJA systems that have up to now been successfully offered for individual insurance lines and regional markets are being combined into an integrated, international, service-oriented solution for the insurance industry. The ongoing expansion of the FJA Insurance Platform enables customers to successively implement the specialist functions of FJA Life Factory ® and other services on an SOA-compliant basis.

New, high-volume orders with additional potential for the migration division and in the USA

Three new migration orders promise turnover of EUR 1.5 million for 2008 alone. Thereafter, FJH expects that further work for the customers – one of which numbers among the world's top five life insurers – will lead to further orders of around EUR 2.5 million.

The dynamic growth in turnover in the USA is also continuing. Recently, the US subsidiary secured three further health insurers as customers. Expected turnover from these customer relations is expected to be around EUR 4 million in 2008. In view of the continuing, strong growth, the US subsidiary will almost double its personnel capacities to 80 by the end of 2008. The sales successes in the American health insurance market are also highly significant in terms of the multi-line integrated solution, FJA Insurance Platform.

About FJH:

FJH AG is a leading supplier of software and consulting for the insurance industry and other financial services. Under its brand name FJA the FJH Group offers a broad range of software solutions to support insurance companies and pension providers in all key areas and issues. Products include policy administration systems, process and document management software and point-of-service solutions through to systems for asset liability management and corporate management.

FJH has longstanding business relations with around half of all life insurers in Germany for whom it has successfully implemented numerous major projects over the last 28 years; its clients also include renowned health and non-life insurers. Globally, FJH's software is used for 26 countries on five continents, including the USA and Australia and a number of Eastern European countries.

Currently, the FJH Group employs around 450 people at its head office in Munich, its German offices in Hamburg, Cologne and Stuttgart and its subsidiaries in Switzerland, Austria, the USA and Slovenia.

The Company was founded in 1980 and has been listed on the Frankfurt Stock Exchange since February 2000.

FJH AG was included in the Prime Standard index in January 2003.

For further information please contact:

FJH AG, Dorothea Kurtz, Elsenheimerstr. 65, D-80687 Munich,
Telefon 089 769 01 7002, Telefax 089 769 01 606, E-Mail dorothea.kurtz@fjh.com

FILE NO. 82-5077

FJH

Corporate News

FJH AG: AGM agrees change of name to FJA AG and authority to purchase treasury stock

Munich, 20 June 2008 – The Annual General Meeting of FJH AG (ISIN DE0005130108), the software and consulting firm for insurers and financial services providers, has with a clear majority today agreed to change the Company's name to FJA AG. The change of name had been requested by the Executive Board and Supervisory Board to create a uniform brand for the Group and its products. On the market, the Company's product portfolio is mostly known under the brand name FJA.

Changing the Company's name to FJA AG will align the Group and product brands and strengthen the FJA brand profile, especially in terms of international expansion.

The AGM also issued an authorisation, valid until 20 December 2009, for the Company to purchase treasury stock pursuant to § 71 para. 1 No. 8 of the German Stock Corporation Act [AktG].

About FJH:

FJH AG is a leading supplier of software and consulting for the insurance industry and other financial services. Under its brand name FJA the FJH Group offers a broad range of software solutions to support insurance companies and pension providers in all key areas and issues. Products include policy administration systems, process and document management software and point-of-service solutions through to systems for asset liability management and corporate management.

FJH has longstanding business relations with around half of all life insurers in Germany for whom it has successfully implemented numerous major projects over the last 28 years; its clients also include renowned health and non-life insurers. Globally, FJH's software is used for 26 countries on five continents, including the USA and Australia and a number of Eastern European countries.

Currently, the FJH Group employs around 450 people at its head office in Munich, its German offices in Hamburg, Cologne and Stuttgart and its subsidiaries in Switzerland, Austria, the USA and Slovenia.

The Company was founded in 1980 and has been listed on the Frankfurt Stock Exchange since February 2000. FJH AG was included in the Prime Standard index in January 2003.)

For further information please contact:

FJH AG, Dorothea Kurtz, Elsenheimerstr. 65, D-80687 Munich,
Telefon 089 769 01 7002, Telefax 089 769 01 606, E-Mail dorothea.kurtz@fjh.com

FJH

Press Release

FJH: Successful expansion of product portfolio – dynamic growth in turnover in the USA

- **Seven insurers have already opted for the new release of FJA Life Factory ® with dynamic hybrid products**
- **Provinzial Rheinland's SOA-based life insurance IT platform in productive use with FJA specialist services**
- **Dynamic growth continues for US subsidiary and migration division**

Munich, 19 June 2008 – FJH AG has successfully pushed ahead with expanding its product portfolio in line with customer and market requirements and secured a number of important new orders totalling EUR 5.5 million.

New release 4.6 of FJA Life Factory ® used by seven insurance companies

The new release 4.6 of the FJA Life Factory ® policy administration system will be delivered within the next few days. Its main aim is to expand the product range to include innovative products such as dynamic hybrid products and variable annuities.

The current release now offers several variations of dynamic hybrid products as sample products; these cover both private and subsidised provision. Insurers are using the new dynamic hybrid products to meet the increasing pressures of competition from banks; due to its successful mix of security and yield opportunities, this group of products is equally attractive to insured parties and insurers alike. Actuarial functions have already been implemented to administer variable annuities, which represent another innovative product group.

Provinzial Rheinland's SOA-based life insurance IT platform in productive use

At the beginning of May, just a year into the project and including a first migration tranche, Provinzial Rheinland successfully rolled out its new, SOA-architecture-based life insurance policy administration system. For the first time, the new system offers key features of FJA Life Factory ® as technical services in SOA format; these features are now in productive use in Provinzial's SOA landscape.

The progress at Provinzial confirms FJH's strategy of developing the FJA Insurance Platform to meet the increasing demands of customers and the market for service-oriented solutions.